Exhibit 1

ELBIT SYSTEMS REPORTS
SECOND QUARTER 2013 RESULTS

Backlog of orders over $5.8 billion;
Revenues at $703 million; Net income at $50 million;
Diluted net earnings per share at $1.17

Haifa, Israel, August 13, 2013 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense electronics company, reported today its consolidated financial results for the second quarter ended June 30, 2013.

In this release, the Company is providing its usual US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors with a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “I am pleased to report the second quarter results, which reflect improvement in our financial parameters. The growth in sales, supported by our backlog growth for the fifth consecutive quarter, are encouraging. These achievements, in addition to an improvement in profitability, operating margins and operational efficiency, are a result of our ongoing cost-effectiveness efforts”.

Machlis added: “We have recently decided to further enhance the effectiveness of our R&D efforts and to manage them from an organization-wide perspective in order to better identify and leverage market-leading, innovative solutions that combine the full range of our broad technological capabilities. I am confident that such measures will enable us to successfully meet global market challenges and support maintaining our long-term growth and technological leadership”.

Second quarter 2013 results:

Revenues were $702.9 million in the second quarter of 2013, as compared to $676.4 million in the second quarter of 2012. The main contributors to the Company's revenues were the Airborne and C4ISR systems areas of operations.

Gross profit was $203.1 million (28.9% of revenues) in the second quarter of 2013, as compared to $189.6 million (28.0% of revenues) in the second quarter of 2012. The non-GAAP gross profit in the second quarter of 2013 was $208.5 million (29.7% of revenues), compared to $194.8 million (28.8% of revenues) in the second quarter of 2012.

Research and development expenses, net were $51.5 million (7.3% of revenues) in the second quarter of 2013, as compared to $55.6 million (8.2% of revenues) in the second quarter of 2012.

Marketing and selling expenses were $57.1 million (8.1% of revenues) in the second quarter of 2013, as compared to $59.9 million (8.9% of revenues) in the second quarter of 2012.

General and administrative expenses were $27.8 million (4.0% of revenues) in the second quarter of 2013, as compared to $32.0 million (4.7% of revenues) in the second quarter of 2012. General and administrative expenses in the second quarter of 2013 benefited from income related to a legal settlement net of expenses of $7.6 million.

Operating income was $66.7 million (9.5% of revenues), compared to $42.1 million (6.2% of revenues) in the second quarter of 2012. The non-GAAP operating income in the second quarter of 2013 was $70.5 million (10.0% of revenues), as compared to $54.1 million (8.0% of revenues) in the second quarter of 2012.

Financial expenses, net were $12.7 million in the second quarter of 2013, as compared to $2.3 million in the second quarter of 2012. Financial expenses, net, in the second quarter of 2013 were comparatively high due to fluctuation in foreign during in the second quarter of 2013.  In the second quarter of 2012 the financial expenses were relatively low due to the depreciation of the NIS against the US dollar.

Taxes on income were $5.1 million (effective tax rate of 9.4%) in the second quarter of 2013, as compared to taxes on income of $2.8 million (effective tax rate of 7.1%) in the second quarter of 2012.

Equity in net earnings of affiliated companies and partnerships was $2.5 million (0.4% of revenues) in the second quarter of 2013, as compared to $3.8 million (0.6% of revenues) in the second quarter of 2012.

Discontinued operations, net - in the second quarter of 2013 the Company sold its holdings in a held for sale entity and recognized a gain of approximately $1.0 million from discontinued operations.

Net income attributable to non-controlling interests was $3.0 million in the second quarter of 2013, as compared to $1.2 million in the second quarter of 2012.

Net income, attributable to the Company's ordinary shareholders, was $49.6 million (7.1% of revenues) in the second quarter of 2013, as compared to $38.3 million (5.7% of revenues) in the second quarter of 2012. The non-GAAP net income in the second quarter of 2013 was $50.4 million (7.2% of revenues), as compared to $48.2 million (7.1% of revenues) in the second quarter of 2012.

Diluted net earnings per share attributable to the Company's ordinary shareholders were $1.17 in the second quarter of 2013, as compared to $0.90 in the second quarter of 2012. The non-GAAP earnings per share in the second quarter of 2013 were $1.19, as compared to $1.14 in the second quarter of 2012.

The Company’s backlog of orders as of June 30, 2013 was $5,804 million, as compared with $5,777 million as of March 31, 2013 and $5,683 million as of December 31, 2012. Approximately 67% of the backlog relates to orders outside of Israel. Approximately 59% of the Company's backlog as of June 30, 2013 is scheduled to be performed during the second half of 2013 and in 2014.

Operating cash flow was $60.9 million during the first half of 2013, as compared to $56.2 million in the first half of 2012.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2013	2012	2013	2012	2012

GAAP gross profit	395.9	385.4	203.1	189.6	815.9
Adjustments:
Amortization of intangible assets	11.0	10.4	5.4	5.2	24.2
Non-GAAP gross profit	406.9	395.8	208.5	194.8	840.1
Percent of revenues	29.4%	28.9%	29.7%	28.8%	29.1%

GAAP operating income	120.5	83.8	66.7	42.1	203.1
Adjustments:
Amortization of intangible assets	23.0	24.2	11.4	12.0	49.2
Legal settlement, net	(7.6)	-	(7.6)	-	-
Non-GAAP operating income	135.9	108.0	70.5	54.1	252.3
Percent of revenues	9.8%	7.9%	10.0%	8.0%	8.7%

GAAP net income attributable to Elbit Systems’ shareholders	91.0	71.1	49.6	38.3	167.9
Adjustments:
Amortization of intangible assets	23.0	24.2	11.4	12.0	49.2
Legal settlement, net	(7.6)	-	(7.6)	-	-
Gain from changes in holdings	-	(2.3)	-	-	(2.3)
Adjustment of loss (gain) from discontinued operations, net	(0.8)	0.2	(1.0)	0.1	0.4
Related tax benefits	(4.0)	(4.3)	(2.0)	(2.2)	(8.9)
Non-GAAP net income attributable to Elbit Systems’ shareholders	101.6	88.9	50.4	48.2	206.3
Percent of revenues	7.3%	6.5%	7.2%	7.1%	7.1%

Non-GAAP diluted net EPS	2.41	2.09	1.19	1.14	4.88

Recent Events:

On May 30, 2013, the Company announced the settlement of a lawsuit against Credit Suisse Group. Pursuant to the settlement, Elbit Systems withdrew its lawsuit in return for the payment of an undisclosed amount.

On June 12, 2013, the Company announced that Midroog, an Israeli rating agency, reaffirmed its "Aa1" rating (on a local scale), with a stable outlook, of the Series "A" Notes issued by the Company in 2010 and in 2012.

On August 11, 2013, the Company announced, that its Australian subsidiary, Elbit Systems of Australia Pty Ltd, was awarded a contract in the amount of approximately $32 million U.S. dollars (approximately $35 million Australian dollars) to supply the Australian Federal Police with an Investigation, Intelligence and Incident Management Solution to be supplied over a four-year period.

Dividend:

The Board of Directors declared a dividend of $0.30 per share for the second quarter of 2013. The dividend’s record date is August 27, 2013, and the dividend will be paid on September 9, 2013, net of taxes and levies, at the rate of 25%.

Conference Call:

The Company will also be hosting a conference call later today, August 13, 2013 at 9:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609

at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcasted live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5921 (Israel and International).

About Elbit Systems:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of military and commercial aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	June 30,	December 31,
	2013	2012
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	134,678	199,241
Short-term bank deposits	19,212	15,444
Available-for-sale marketable securities	49,633	50,111
Trade and unbilled receivables, net	829,178	688,129
Other receivables and prepaid expenses	147,496	180,103
Inventories, net of customers advances	787,332	751,247
Total current assets	1,967,529	1,884,275

Investments in affiliated companies, partnerships and other companies	134,141	126,482
Long-term trade and unbilled receivables	234,233	229,687
Long-term bank deposits and other receivables	26,716	19,269
Deferred income taxes, net	30,384	31,465
Severance pay fund	305,633	302,680
731,107	709,583

Property, plant and equipment, net	487,124	501,286
Goodwill and other intangible assets, net	690,345	715,561
Total assets	3,876,105	3,810,705

Liabilities and Equity

Short-term bank credit and loans	9,169	181
Current maturities of long-term loans and Series A Notes	75,327	90,056
Trade payables	278,641	260,975
Other payables and accrued expenses	702,391	704,450
Customer advances in excess of costs incurred on contracts in progress	459,286	453,382
	1,524,814	1,509,044

Long-term loans, net of current maturities	176,059	173,745
Series A Notes, net of current maturities	360,001	408,610
Employee benefit liabilities	413,423	407,661
Deferred income taxes and tax liabilities, net	53,337	48,787
Customer advances in excess of costs incurred on contracts in progress	187,288	156,497
Other long-term liabilities	59,486	55,735
	1,249,594	1,251,035

Elbit Systems Ltd.'s equity	1,074,923	1,017,115
Non-controlling interests	26,774	33,511
Total equity	1,101,697	1,050,626
Total liabilities and equity	3,876,105	3,810,705

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2013	2012	2013	2012	2012
	Unaudited				Audited
Revenues	1,383,063	1,367,220	702,876	676,432	2,888,607
Cost of revenues	987,206	981,840	499,727	486,803	2,072,742
Gross profit	395,857	385,380	203,149	189,629	815,865

Operating expenses:
Research and development, net	102,543	114,411	51,494	55,645	233,387
Marketing and selling	112,849	121,281	57,095	59,920	241,911
General and administrative	59,981	65,903	27,815	31,962	137,517
275,373	301,595	136,404	147,527	612,815

Operating income	120,484	83,785	66,745	42,102	203,050

Financial expenses, net	(20,640)	(10,068)	(12,718)	(2,252)	(26,086)
Other income (expense), net	44	(183)	53	(1,114)	78
Income before income taxes	99,888	73,534	54,080	38,736	177,042
Taxes on income	9,668	9,315	5,064	2,755	17,099
	90,220	64,219	49,016	35,981	159,943

Equity in net earnings of affiliated companies and partnerships	4,174	7,818	2,482	3,779	11,160
Income from continuing operations	94,394	72,037	51,498	39,760	171,103
Income (loss) from discontinued operations, net	681	(427)	1,022	(271)	(616)
Net income	95,075	71,610	52,520	39,489	170,487

Less: net income attributable to non-controlling interests	(4,113)	(465)	(2,965)	(1,226)	(2,608)
Net income attributable to Elbit Systems Ltd.'s shareholders	90,962	71,145	49,555	38,263	167,879

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share
Continuing operations	2.15	1.68	1.16	0.91	3.99
Discontinued operations	0.02	(0.01)	0.02	(0.01)	(0.01)
Total	2.17	1.67	1.18	0.90	3.98
Diluted net earnings per share
Continuing operations	2.14	1.68	1.15	0.91	3.98
Discontinued operations	0.02	(0.01)	0.02	(0.01)	(0.01)
Total	2.16	1.67	1.17	0.90	3.97
Weighted average number of shares used in computation of basic earnings per share	41,977	42,420	42,047	42,351	42,190
Weighted average number of shares used in computation of diluted earnings per share	42,146	42,538	42,217	42,412	42,277

Amounts attributable to Elbit Systems Ltd.'s shareholders
Income from continuing operations, net of income tax	90,143	71,399	48,533	38,424	168,245
Discontinued operations, net of income tax	819	(254)	1,022	(161)	(366)
Net income attributable to Elbit Systems Ltd.'s shareholders	90,962	71,145	49,555	38,263	167,879

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Six Months Ended		Year Ended
	June 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	95,075	71,610	170,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,475	68,816	138,796
Write-off impairment and discontinued operations, net	(681)	408	616
Stock-based compensation	252	364	3,326
Amortization of Series A Notes discount (premium) and related issuance costs, net	(46)	422	153
Deferred income taxes and reserve, net	13,476	4,410	6,579
Loss on sale of property, plant and equipment	175	41	1,197
Gain on sale of investment	(514)	(791)	(829)
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	(2,674)	(2,852)	(1,602)
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	(113,820)	41,959	(91,988)
Decrease (increase) in inventories, net	(36,085)	(46,414)	10,022
Increase (decrease) in trade payables, other payables and accrued expenses	437	(85,774)	(75,724)
Severance, pension and termination indemnities, net	4,128	(4,930)	(10,612)
Increase in advances received from customers	36,696	8,936	47,962
Net cash provided by operating activities	60,894	56,205	198,383

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(32,950)	(39,154)	(81,637)
Investments in affiliated companies and other companies	(4,975)	(500)	(4,241)
Proceeds from sale of property, plant and equipment	3,041	2,218	7,335
Proceeds from sale of investments	2,000	705	705
Investment in long-term deposits	(494)	(244)	(779)
Proceeds from sale of long-term deposits	94	430	2,849
Investment in short-term deposits and available-for-sale securities	(20,050)	(285,356)	(340,899)
Proceeds from sale of short-term deposits and available-for-sale securities	15,710	286,324	299,029
Net cash used in investing activities	(37,624)	(35,577)	(117,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	6,455	803	1,352
Repayment of long-term loans	(23,547)	(223,026)	(319,601)
Proceeds from long-term loans	10,060	125,290	122,038
Proceeds from issuance of Series A Notes	-	243,954	246,973
Series A Notes issuance costs	-	-	(2,035)
Purchase of treasury shares	-	(13,231)	(26,006)
Repayment of Series A Notes and convertible debentures	(55,535)	-	(53,530)
Dividends paid (**)	(34,254)	(25,446)	(50,616)
Tax benefit in respect of options exercised	-	-	161
Change in short-term bank credit and loan, net	8,988	(3,099)	(2,817)
Net cash provided by (used in) financing activities	(87,833)	105,245	(84,081)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(64,563)	125,873	(3,336)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	199,241	202,577	202,577
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	134,678	328,450	199,241
* Dividend received from affiliated companies and partnerships	1,500	4,539	9,558

**Dividends paid to the Company’s shareholders and a minority shareholder of a subsidiary.

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

CONSOLIDATED REVENUES BY AREAS OF OPERATION:

	Six Months Ended				Three Months Ended
	June 30				June 30
	2013		2012		2013		2012
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	562.1	40.6	525.6	38.4	289.7	41.2	244.1	36.1
Land vehicles systems	119.8	8.7	158.8	11.6	63.5	9.0	67.2	9.9
C4ISR systems	498.5	36.0	478.9	35.0	258.3	36.7	260.1	38.4
Electro-optic systems	159.5	11.6	144.7	10.6	78.4	11.2	76.2	11.3
Other (mainly non-defense engineering and production services)	43.2	3.1	59.2	4.4	13.0	1.9	28.8	4.3
Total	1,383.1	100.0	1,367.2	100.0	702.9	100.0	676.4	100.0

CONSOLIDATED REVENUES BY GEOGRAPHICAL REGIONS:

	Six Months Ended				Three Months Ended
	June 30				June 30
	2013		2012		2013		2012
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	288.9	20.9	251.9	18.4	150.3	21.4	115.6	17.1
North America	413.9	29.9	427.5	31.3	194.8	27.7	218.6	32.3
Europe	270.7	19.6	240.3	17.6	150.6	21.4	127.2	18.8
Asia Pacific	260.5	18.8	290.2	21.2	130.7	18.6	136.7	20.2
Latin America	132.5	9.6	120.4	8.8	67.1	9.6	63.9	9.5
Other countries	16.6	1.2	36.9	2.7	9.4	1.3	14.4	2.1
Total	1,383.1	100.0	1,367.2	100.0	702.9	100.0	676.4	100.0